

February 18, 2011

Stephen Russell
Chief Executive Officer
Celadon Group, Inc.
9503 East 33rd Street
Indianapolis, IN 46235

> **Re: Celadon Group, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed August 31, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 17, 2010**
> **File No. 000-23192**

Dear Mr. Russell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Fiscal 2010 Compensation Program, page 12

1. We note your disclosure on page 13 that in reviewing and considering the base salaries of your executive officers for fiscal 2010 you reviewed and considered compensation information disclosed by similarly-sized publicly held truckload carriers and that you believe that the annual salaries of your named executive officers "are reasonable compared to similarly situated executives of other comparable companies, including trucking and transportation companies and other comparable companies from a variety of industries." Please confirm that in future filings you will list all of the companies to which you benchmark and disclose the degree to which you considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director